Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: August 4, 2021

SMATS Traffic Solutions Chooses Wejo to Deliver Accurate, Reliable Traffic Data

SMATS Clients Will Leverage the Power of Wejo’s Connected Vehicle Data to Create Safer, More Sustainable Roadways

Ottawa, Canada and Manchester, England – August 4, 2021 – Wejo, a global leader in connected vehicle data, today announced that SMATS Traffic Solutions, the industry leader in smart mobility and traffic management solutions, has chosen its solution to address the need for reliable, highly accurate, targeted traffic data. Wejo will allow SMATS to offer data within its SaaS solution, resulting in more accessible, accurate, and expansive traffic data for clients.

The combination of Wejo high-resolution connected vehicle data provided via the Adept™ service and SMATS iNode™ data analytics platform will allow companies to access a wealth of historical and current data without the need for physical sensor installation or future maintenance. Data can be accessed using cloud-based data exchange platforms and follows all privacy laws and legislations.

“At SMATS, we are committed to leveraging reliable, innovative traffic data to help our clients achieve their traffic project goals faster and better” said Amir Ghods, CEO at SMATS. “We’re excited to announce that we will be working with Wejo, a world leader in connected vehicle data, to further our mission and address the changing needs of our clients. As connected vehicles become more common and the industry grows, this partnership will contribute to the safety, efficiency and sustainability of roadways and transportation systems.”

With Wejo, clients can access key metrics for corridor analysis, intersection analysis, origin-destination analysis, driver events, and location data visualizations, all easily visualized through the iNode™ platform. With coverage of 95% of roads in the United States and the ability to send data from cars to customers in under 32 seconds, Wejo and SMATS can provide faster, more accurate traffic data.

“We’re committed to working with like-minded organizations that help us achieve our greatest mission – leveraging the power of connected vehicle data for the greater good,” said Richard Barlow, CEO at Wejo. “This exciting new relationship will allow customers to easily access a vast amount of data that will ultimately create safer roadways and a better, more sustainable driving experience for all.”

More vehicles on the road are connected and able to produce up to 30 terabytes of data every day, making them information rich data hubs for traffic planners and engineers. By combining Wejo high resolution connected vehicle data with an accessible analytics platform and experienced team, clients can easily access advanced, detailed, reliable traffic data.

This news comes on the heels’ of Wejo’s recent announcement that it has partnered with industry leaders Microsoft (NASDAQ: MSFT) (“Microsoft”), Palantir (NYSE: PLTR) and Sompo Holdings (TYO: 8630) (“Sompo”) to advance the cutting-edge applications of connected vehicle data worldwide. Wejo also recently announced that it is in a definitive agreement to enter a business combination with Virtuoso Acquisition Corp. (NASDAQ: VOSO) in a transaction expected to close later this year.

About SMATS

Founded in 2015, SMATS Traffic Solutions specializes in hardware and software solutions for smart mobility traffic data collection and analysis. Our technology is used to analyze millions of global commuters’ traffic patterns each and every day. From travel time and signal analytics to origin-destination studies, our technology covers a plethora of use cases that have helped State Departments of Transportation, Counties, Cities, and Ports.

About Wejo

Wejo is a global leader in connected vehicle data, revolutionizing the way we live, work and travel by transforming and interpreting historic and real-time vehicle data. The company enables smarter mobility by organizing trillions of data points from over 11 million vehicles and more than 48 billion journeys globally, across multiple brands, makes and models, and then standardizing and enhancing those streams of data on a vast scale. Wejo partners with ethical, like-minded companies and organizations to turn that data into insights that unlock value for consumers. With the most comprehensive and trusted data, information and intelligence, Wejo is creating a smarter, safer, more sustainable world for all. Founded in 2014, Wejo employs more than 200 people and has offices in Manchester in the UK and in regions where Wejo does business around the world. For more information, visit: www.wejo.com

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021, including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Contacts

Nick Goode
Wejo
Nick.Goode@wejo.com

Amir Ghods

SMATS Traffic Solutions

amir@smats.ca

Shannon Casey/Emily Lospennato
V2 Communications
wejo@v2comms.com

Idalia Rodriguez

Arbor Advisory Group

Investor.relations@wejo.com